

September 12, 2013

Via E-mail
Mr. Simon Lowth
Chief Financial Officer
Astrazeneca PLC
2 Kingdom Street
London W2 6BD

     **Re:**    **Astrazeneca PLC**
              **Form 20-F for the Year Ended December 31, 2012**
              **Filed March 25, 2013**
              **File No. 001-11960**

Dear Mr. Lowth:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Exhibit 15.1

Measuring Performance
Results of Operations, page 89

1. Your current presentation places undue prominence on the full non-GAAP income statements. Please provide us proposed disclosure to be included in future Forms 20-F that removes the full non-GAAP income statement. Refer to Question 102.10 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures.

Notes to the Group Financial Statements
Note 9. Intangible Assets
Arrangements with Merck, page 161

2. Please tell us the accounting guidance you referred to support your accounting for the exercise of the second option under this arrangement at June 26, 2012 (the amendment date) rather than upon exercise (which is a future date between March 1, 2014 and April 30, 2014). In addition, please provide us the following information:
   - When you began or will begin to amortize the intangible assets capitalized under this agreement;
   - Why the 3-4 year amortization period is appropriate;
   - The facts and circumstances regarding why you did not exercise the second option during the May to October 2012 exercise period prior to the June 26, 2012 amendment of the agreement;
   - The rights that Merck will continue to have, if any, related to Nexium and Prilosec subsequent to exercise of the second option; and
   - Clarify what you mean when you state that Merck also granted you flexibility to exploit "certain commercial opportunities" with respect to Nexium and why this flexibility does not appear to extend to Prilosec.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant